EXHIBIT 1

                     MONTGOMERY WARD TO PURCHASE

                  $65 MILLION OF LEVITZ COMMON STOCK


                         FOR IMMEDIATE RELEASE


CHICAGO, IL. and BOCA RATON, FL. Sept. 5, 1995 -- Montgomery Ward, the largest privately-held retailer in the U.S., and Levitz Furniture Incorporated (NYSE:
LFI), owner of the largest specialty furniture retailer in the U.S., announced today that they have entered into a letter of intent relating to Montgomery Ward s acquisition of 7,222,222 shares of Levitz common stock (or approximately 19.6 percent of the outstanding shares) for an aggregate price of $65 million or $9 a share.

Pursuant to the letter of intent, Montgomery Ward also will receive warrants to purchase 3.4 million shares of Levitz common stock at $10 per share, and
10.2 million shares of Levitz common stock at $14 per share, which exercise price will be subject to decrease to $10 per share if Levitz meets certain financial targets. If all of such warrants are exercised, Montgomery Ward would own approximately 42 percent of Levitz s common stock.

The transaction is subject to numerous conditions, including the negotiation and execution of definitive documentation, completion of Montgomery Ward's due diligence review, certain regulatory approvals and approval of Levitz s stockholders.

 Our equity position with Levitz is an excellent fit with Montgomery Ward's strategy for growth, said Bernard F. Brennan, Montgomery Ward chairman and chief executive officer.

George H. Bradley, chief executive officer of Levitz joined Brennan in
stating:   The strong synergies between our two companies will enable us to create greater value for our shareholders and customers, while building on our solid franchises. This is an excellent move for both companies.


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FOR IMMEDIATE RELEASE (CONT'D)

Boca Raton-based Levitz, whose fiscal year ended March 31, 1995, reported sales of $1,047 billion. Montgomery Ward, whose fiscal year ended
December 31, 1994, achieved revenues of $7,038 billion, with nearly $4 billion in sales derived from products for the home.

Separately, Montgomery Ward announced the following organization changes affecting its Retail organization:

    Gene McCaffery is appointed senior executive vice president, Marketing and Merchandising, effective immediately. McCaffery has held a variety of executive positions in marketing, merchandising and store operations over the course of his 13-year career with Montgomery Ward.

    Robert Stevenish is appointed to the newly-created position of executive vice president, Operations, effective November 1. Stevenish joins Montgomery Ward from Hills Department
    Stores, where he has been senior executive vice president and chief operating officer since 1993. Prior to that he had spent 24 years with J.C. Penney in a variety of positions.

Both McCaffery and Stevenish will report to Brennan.

Coincident with the equity investment in Levitz, Montgomery Ward announced the formalization of the structure of the Montgomery Ward Holding Corporation.

    Bernard F. Brennan, chairman and chief executive officer,

    Spencer H. Heine, executive vice president and general counsel, president, Montgomery Ward Properties,

    Robert A. Kasenter, executive vice president, human resources,

    John L. Workman, executive vice president and chief financial officer.

Montgomery Ward operates a chain of nearly 380 value-driven specialty stores in 39 states. The company also owns Lechmere, a New England retailer of home products, and The Signature Group, the third largest direct marketing company in the U.S.

Levitz operates 134 warehouses showrooms or satellite stores located in major metropolitan areas in 26 states.